UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934

                              musicmaker.com, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    62757C108
                                 (CUSIP Number)


                                James Mitarotonda
                          BCG Strategic Investors, LLC
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 6, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  SCHEDULE 13D

CUSIP No.62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BCG Strategic Investors, LLC
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX
         IF A MEMBER OF A GROUP                                  (a)      [X]
                                                                 (b)      [ ]
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                              7)      SOLE VOTING POWER
NUMBER OF                             1,209,866
SHARES                     ----------------------------------------------------
BENEFICIALLY                  8)      SHARED VOTING POWER
OWNED BY                              none
EACH                       ----------------------------------------------------
REPORTING                     9)      SOLE DISPOSITIVE POWER
PERSON                                1,209,866
WITH                       ----------------------------------------------------
                             10)      SHARED DISPOSITIVE POWER
                                      none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,209,866
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.51%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barington Capital Group, L.P.

-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                              7)      SOLE VOTING POWER
NUMBER OF                             18,500
SHARES                    -----------------------------------------------------
BENEFICIALLY                  8)      SHARED VOTING POWER
OWNED BY                              none
EACH                      -----------------------------------------------------
REPORTING                     9)      SOLE DISPOSITIVE POWER
PERSON                                18,500
WITH                      -----------------------------------------------------
                             10)      SHARED DISPOSITIVE POWER
                                      none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,500
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 69912K206
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barington Companies Equity Partners, L.P.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                              7)      SOLE VOTING POWER
NUMBER OF                             16,900
SHARES                    -----------------------------------------------------
BENEFICIALLY                  8)      SHARED VOTING POWER
OWNED BY                              none
EACH                      -----------------------------------------------------
REPORTING                     9)      SOLE DISPOSITIVE POWER
PERSON                                16,900
WITH                      -----------------------------------------------------
                             10)      SHARED DISPOSITIVE POWER
                                      none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,900
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 69912K206
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         dot com Investment Corporation
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            26,200
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             none
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               26,200
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,200
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO

-------------------------------------------------------------------------------

Item 1.     Security and Issuer.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of musicmaker.com, Inc., a Delaware corporation ("musicmaker.com"). The principal executive offices of musicmaker.com are located at 1740 Broadway, 23rd Floor, New York, New York 10019.

Item 2.     Identity and Background.

            (a) - (c) This statement is being filed by BCG Strategic Investors, LLC ("BCG"), Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and dot com Investment Corporation (collectively, the "Reporting Entities").

            BCG is a Delaware limited liability company formed to acquire, hold and dispose of the Common Stock. The address of the principal business and principal offices of BCG is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            Each of James Mitarotonda and Seymour Holtzman is a Manager of BCG. The business address of James Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. The business address of Seymour Holtzman is c/o dot com Investment Corporation, 100 North Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702. Each of Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and dot com Investment Corporation is a member of BCG.

            Barington Capital Group, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is: c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Chairman, President and Chief Executive Officer of LNA Capital Corp.

            Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

            dot com Investment Corporation is a Delaware corporation formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of dot com Investment Corporation is 100 North Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702.

            Seymour Holtzman is the President and sole director, and Barry J. Booth is the Secretary and Treasurer, of dot com Investment Corporation. The business address of each of Seymour Holtzman and Barry J. Booth is c/o dot com Investment Corporation, 100 North Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702.

            The principal occupation of James Mitarotonda is Chairman of Barington Capital Group, L.P. The principal occupations of Seymour Holtzman are the retail and wholesale jewelry business and investing.

            (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            On December 6, 2000, BCG purchased from Virgin Holdings, Inc. 1,209,866 shares of Common Stock for an aggregate purchase price of $3,024,665, pursuant to a Stock Purchase Agreement dated as of December 6, 2000 (the "Stock Purchase Agreement") between BCG and Virgin Holdings, Inc. The Stock Purchase Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference. All of the funds used by BCG to acquire the 1,209,866 shares of Common Stock were contributed to BCG by the members of BCG and the purchases were funded out of working capital.

            On various dates from November 28, 2000 through December 7, 2000, Barington Capital Group, L.P. purchased an aggregate of 18,500 shares of Common Stock in the open market for an aggregate purchase price of $46,250. On various dates from November 28, 2000 through December 6, 2000, Barington Companies Equity Partners, L.P. purchased an aggregate of 16,900 shares of Common Stock in the open market for an aggregate purchase price of $42,250. On various dates from November 24, 2000 through December 7, 2000, dot com Investment Corporation purchased an aggregate of 26,200 shares of Common Stock for an aggregate purchase price of $65,937.50. All of the purchases made in the open market by the various Reporting Entities were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.     Purpose of Transaction.

            Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes and to obtain a significant equity interest in musicmaker.com.

            On December 11, 2000, representatives of BCG met with the management of musicmaker.com and its directors, attorneys and investment bankers. During such meeting, BCG requested representation on musicmaker.com's board of directors. BCG also discussed possible ways to improve stockholder value including the immediate reduction of expenses, the termination of musicmaker.com's operations, alternative uses or the sale of the manufacturing facility operated by musicmaker.com, the buyback of the Common Stock and combinations with other companies.

            On December 13, 2000, James Mitarotonda, as a representative of BCG, met with the chief executive officer of musicmaker.com. BCG requested that musicmaker.com's three vacant seats on its board of directors be filled by BCG appointees. In addition, BCG expressed its view that all current business operations of musicmaker.com should be shut down immediately and that the capital of musicmaker.com should be redeployed in a manner that will preserve and enhance stockholder value. BCG has requested from musicmaker.com, but not yet received, a copy of musicmaker.com's stockholder rights plan which was publicly announced on December 7, 2000.

            Each of the Reporting Entities reserves the right to increase or decrease the size of its investment in musicmaker.com subject to the restrictions under musicmaker.com's stockholder rights plan. Each of the Reporting Entities reserves the right to take stockholder action pursuant to a public proxy or consent solicitation made pursuant to, and in accordance with, the Securities Exchange Act of 1934, as amended, and applicable rules and regulations thereunder, and the organizational documents of musicmaker.com.

            Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of this Statement.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Entities own an aggregate of 1,271,466 shares of Common Stock, representing approximately 38.36% of the outstanding shares of Common Stock based upon the 3,314,042 shares of Common Stock reported by musicmaker.com to be issued and outstanding as of November 6, 2000 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

            As of the date hereof, BCG beneficially owns an aggregate of 1,209,866 shares of Common Stock, representing approximately 36.51% of the outstanding shares of Common Stock.

            As of the date hereof, Barington Capital Group, L.P. beneficially owns an aggregate of 18,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

            As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 16,900 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

            As of the date hereof, dot com Investment Corporation beneficially owns an aggregate of 26,200 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

            (b) As of the date hereof, each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Entity.

            (c) Except as set forth above or in the attached Schedule 1, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships
            with Respect to   Securities of the Issuer.

            dot com Investment Corporation has granted to Barington Capital Group, L.P. the right to receive, after BCG after BCG has distributed to dot com Investment Corporation an amount equal to the total capital contribution of dot com Investment Corporation to BCG, an amount equal to 10% of the distributions received from time to time by dot com Investment Corporation from BCG, whether the distributions are in cash or stock. In the event the distribution is in the stock of any entity, dot com Investment Corporation has the option to pay the foregoing 10% interest to Barington Capital Group, L.P. in cash or the stock of such entity.

            Except as described elsewhere in this Statement, to the best knowledge of each of the Reporting Entities, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of musicmaker.com, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or division of profits or loss.

Item 7.     Material to be Filed as Exhibits.

1. Agreement of Joint Filing among BCG, Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and dot com Investment Corporation dated December 18, 2000.

2. Stock Purchase Agreement dated as of December 6, 2000, by and between BCG and Virgin Holdings, Inc.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      December 18, 2000

                                  BCG STRATEGIC INVESTORS, LLC

                                  By /s/ James Mitarotonda
                                     ------------------------------------
                                   Name:   James Mitarotonda
                                   Title:  Manager


                                  BARINGTON CAPITAL GROUP, L.P.

                                  By:  LNA Capital Corp., its general
                                       partner


                                  By /s/ James Mitarotonda
                                     ------------------------------------
                                     Name:   James Mitarotonda
                                     Title:  Chairman, President and C.E.O.



                                  BARINGTON COMPANIES EQUITY
                                  PARTNERS, L.P.


                                  By: BCG Strategic Investors LLC, its general
                                      partner

                                  By /s/ James Mitarotonda
                                     ------------------------------------
                                       Name: James Mitarotonda
                                     Title:  Manager


                                  DOT COM INVESTMENT CORPORATION


                                  By: /s/ Seymour Holtzman
                                      -----------------------------------
                                     Name:  Seymour Holtzman
                                     Title: President

                                   SCHEDULE 1

Shares purchased by Barington Companies Equity Partners, L.P.

Date        Number of Shares              Price Per Share   (1) Cost
----        ----------------              ---------------   ----------
11/28/00    1,500                         $2.50               $3,750.00
11/30/00    6,000                         $2.50             $15,000.00
12/1/00     2,500                         $2.50               $6,250.00
12/4/00     5,000                         $2.50             $12,500.00
12/6/00     1,900                         $2.50               $4,750.00


Shares purchased by Barington Capital Group, L.P.

Date        Number of Shares              Price Per Share      Cost
----        ----------------              ---------------   ----------
11/28/00    1,500                         $2.50               $3,750.00
12/1/00     2,500                         $2.50               $6,250.00
12/5/00     5,000                         $2.50             $12,500.00
12/7/00     9,500                         $2.50             $23,750.00


Shares purchased by dot com Investment Corporation

Date        Number of Shares              Price Per Share      Cost
----        ----------------              ---------------   ----------
11/24/00    2,000                         $2.56              $5,125.00
11/27/00    3,700                         $2.50              $9,250.00
11/28/00    3,000                         $2.50              $7,500.00
12/1/00     4,500                         $2.50             $11,250.00
12/4/00     8,000                         $2.50             $20,000.00
12/7/00     5,000                         $2.56             $12,812.50

--------------------
(1) Excludes commissions and other execution-related costs.

                                    EXHIBIT 1

                            Agreement of Joint Filing

            Pursuant to 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


            IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:      December 18, 2000

                                   BCG STRATEGIC INVESTORS, LLC

                                   By /s/ James Mitarotonda
                                      ------------------------------------
                                    Name:   James Mitarotonda
                                    Title:  Manager


                                   BARINGTON CAPITAL GROUP, L.P.

                                   By: LNA Capital Corp., its general partner


                                   By /s/ James Mitarotonda
                                      ------------------------------------
                                      Name:  James Mitarotonda
                                      Title: Chairman, President and C.E.O.

                                   BARINGTON COMPANIES EQUITY
                                   PARTNERS, L.P.


                                   By: BCG Strategic Investors LLC, its general
                                       partner

                                   By /s/ James Mitarotonda
                                      ------------------------------------
                                      Name:  James Mitarotonda
                                      Title: Manager


                                   DOT COM INVESTMENT CORPORATION


                                   By: /s/ Seymour Holtzman
                                       -----------------------------------
                                      Name:  Seymour Holtzman
                                      Title: President

                                    EXHIBIT 2

                            STOCK PURCHASE AGREEMENT

            This Stock Purchase Agreement (the "Agreement") is entered into as of December 6, 2000, between Virgin Holdings, Inc., a Delaware corporation ("Seller"), and BCG Strategic Investors, LLC, a Delaware limited liability company ("Buyer").

            WHEREAS, Seller owns One Million Two Hundred Nine Thousand Eight Hundred Sixty Six (1,209,866) shares of Common Stock (the "Stock"), of musicmaker.com, Inc., a Delaware corporation (the "Company"), representing approximately 36.9% of the Company's outstanding shares of Common Stock on the date hereof.

            WHEREAS, Seller desires to sell, and Buyer desires to acquire, all of the Stock.

            NOW, THEREFORE, in consideration of the mutual promises contained herein and intending to be legally bound, the parties agree as follows:

Section 1.  Purchase and Sale of Stock.

1.1 Subject, to the terms and conditions of this Agreement, on the date hereof and concurrently with the execution of this Agreement, Buyer shall purchase the Stock from Seller and Seller shall sell the Stock to Buyer (the "Closing"). At the Closing, which will occur at a place mutually agreed upon by the parties, Seller shall deliver the certificates evidencing the Stock to Buyer, properly endorsed for transfer to or accompanied by a duly executed stock power in favor of Buyer or its nominee.

1.2 The total purchase price for the Stock (the "Purchase Price") to be paid by Buyer at the Closing shall be Three Million Twenty Four Thousand Six Hundred Sixty Five Dollars ($3,024,665.00). The Purchase Price shall be paid in cash by wire transfer or other immediately available funds to such account as Seller has designated prior to the date hereof.

Section 2. Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows:

2.1 Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all necessary corporate power and authority to execute, deliver and perform this Agreement.

2.2 A. The execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement constitutes the legally valid and binding obligation of Seller, enforceable against Seller in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

      B. The execution, delivery and performance of this Agreement by Seller will not violate or constitute a breach or default (whether upon lapse of time or the occurrence of any act or event or otherwise) under (i) the Certificate of Incorporation or Bylaws of Seller, (ii) any material law to which Seller is subject and (iii) to the knowledge of Seller, without any independent investigation of its officers, any agreement to which Seller is a party that is material to Seller and its affiliates taken as a whole.

2.3 In reliance upon the accuracy of the matters set forth in Section 3.3 hereof, the execution, delivery and performance of this Agreement by Seller will not require filing or registration with, or the issuance of any permit by, or receipt of any approval or other consent from, any other person or entity, other than the filing of notices under federal and state securities laws.

2.4 Seller is the record and beneficial owner of the Stock and owns the Stock free and clear of any claim, charge, encumbrance, security interest, lien, option, pledge or restriction (collectively, "Encumbrances"), except for any restrictions on transfer by affiliates arising under the federal and state securities laws. At the Closing, after giving effect to the sale of the Stock as provided in this Agreement, and assuming that Buyer purchased the Stock for value in good faith and without notice of any adverse claim, Buyer will acquire valid and marketable title to the Stock free and clear of all Encumbrances, except for any defect in title or Encumbrance that is imposed by or results from any act or omission of Buyer.

2.5 Except for this Agreement, Seller does not have any agreement, oral or written, to sell the Stock to any person or entity and has not granted any option to purchase the Stock to any person or entity.

Section 3. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

3.1 Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority to execute, deliver and perform this Agreement.

3.2 A. The execution, delivery and performance of this Agreement by Buyer have been duly and validly authorized by all necessary actions on the part of Buyer. This Agreement constitutes the legally valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

      B. The execution, delivery and performance of this Agreement by Buyer will not violate or constitute a breach or default (whether upon lapse of time or the occurrence of any act or event or otherwise) under (i) Buyer's certificate of formation or limited liability company agreement, (ii) any material law to which Buyer is subject or (iii) any agreement to which Buyer is a party that is material to Buyer and its affiliates taken as a whole.

      C. The execution, delivery and performance of this Agreement by Buyer will not require filing or registration with, or the issuance of any permit by, or receipt of any approval or other consent from, any other person or entity, other than the filing of a Schedule 13 with the Securities and Exchange Commission.

3.3 The Stock is being purchased by Buyer solely for its own account, for investment purposes only and not with a view to the distribution thereof in violation of the Securities Act of

1933, as amended (the "Securities Act"), or any applicable state securities law. Buyer is an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act and has such knowledge and experience in financial and business matters as to be capable of calculating the merits and risks of its investment represented by its purchase of the Stock. Buyer acknowledges that the Stock has not been registered under the Securities Act or any other securities law and may not be sold, and Buyer hereby covenants that the Stock will not be sold, in whole or in part, except pursuant to a registration statement effective under the Securities Act or pursuant to an exemption from registration under the Securities Act, and in compliance with all other applicable securities laws.

3.4 Buyer acknowledges and agrees that, (i) except as otherwise expressly set forth herein, Seller makes no representations or warranties whatsoever regarding the Stock and (ii) Seller makes no representations or warranties whatsoever rewarding the Company or regarding any matter relating to the Company or its business, assets, liabilities, financial condition, results of operations and prospects. Buyer further acknowledges and agrees that in determining to acquire the Stock, it has made its own investigation, analysis and evaluation and, based thereon, it has formed an independent judgment concerning the Company and its business, assets, liabilities, financial condition, results of operations and prospects and the inherent risk associated therewith.

Section 4.  Conditions of Purchase.

4.1 The obligation of Seller to effect the Closing shall be subject to the condition that the representations and warranties of Buyer made herein are true in all material respects as of the Closing.

4.2 The obligation of Buyer to effect the Closing shall be subject to the condition that the representations and warranties of Buyer made herein are true in all material respects as of the Closing.

Section 5.  General.

5.1 The representations and warranties contained in or made pursuant to this Agreement shall terminate as of the Closing.

5.2 Seller hereby confirms to Buyer that the license agreement, dated as of June 8, 1999, between Seller and the Company shall remain in effect, upon the terms and subject to the conditions thereof, following the Closing; provided, that the Company is not in default thereunder on or before the date of the Closing.

5.3 This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

5.4 The terns and conditions of this Agreement are in all respects confidential, and neither party shall disclose them, directly or indirectly, to any other person (except to the extent such disclosure is required by law or pursuant to the rules of any stock exchange), other than such party's legal and financial advisors who shall agree to be bound by this confidentiality agreement. Neither party shall, directly or indirectly, by any means, disclose, or participate in or contribute to any public discussion, notice or other publicity concerning, the existence of this Agreement or the terms and conditions hereof.

5.5 This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State and without regard to conflicts of law doctrines.

5.6 This Agreement may be executed in one or more counterparts and by different parties in separate counterparts, all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

5.7 Each of Seller and Buyer shall pay its own expenses incident to the negotiation, preparation, and performance of this Agreement and the transactions contemplated hereby. Seller shall pay any transfer taxes arising from the sale of the Stock to Buyer, if any.

5.8 To the extent permitted by law, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available under applicable law.

            IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officers as of the day and year first above written.

                                       BCG STRATEGIC INVESTORS, LLC


                                       By:  /s/ James A Mitarotonda
                                          ------------------------------
                                          Name:  James A Mitarotonda
                                          Title:  Managing Member


                                       VIRGIN HOLDINGS, INC.



                                       By: /s/ Ken Berry
                                          ------------------------------
                                          Name:  Ken Berry
                                          Title:  President

            IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officers as of the day and year first above written.

                                       BCG STRATEGIC INVESTORS, LLC



                                       By:  /s/ James A Mitarotonda
                                          ------------------------------
                                          Name:  James A Mitarotonda
                                          Title:  Managing Member


                                       VIRGIN HOLDINGS, INC.



                                       By: /s/ Ken Berry
                                          ------------------------------
                                          Name:  Ken Berry
                                          Title:  President